EXHIBIT 99.1

Alvotech Announces Increase in Number of Own Shares

REYKJAVIK, Iceland, March 22, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO) (the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, has increased the Company´s share capital by an amount of one hundred and thirty thousand (USD 130,000) by issuing thirteen million (13,000,000) ordinary shares. The Company’s subsidiary, Alvotech Manco ehf. (the “subsidiary”), has subscribed to all of the newly issued shares for a price of USD 15.98 per share. The shares held by the subsidiary are treated as treasury shares without voting rights or dividend entitlement.

Following the above-mentioned transactions, the subsidiary will hold 23,160,596 shares in the Company, or around 7.7% of issued shares, and the number of issued shares has increased from 289,727,462 to 302,727,462 shares as a result thereof.

On 26 February 2024, the Company announced that it had accepted an offer from investors for the sale of 10,127,132 ordinary shares, previously held by the subsidiary. The share capital increase is intended to meet the reduction in the number of treasury shares resulting from settlement of the above-mentioned sale of ordinary shares, allowing the Company to continue holding a sufficient number of shares to fulfill the Company’s commitments related to various financial obligations, including warrants, convertible financial instruments, and share-based employee compensation.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

CONTACTS
Alvotech Investor Relations
Benedikt Stefansson
alvotech.ir[at]alvotech.com